Presidential Realty Corporation

9 East 40th Street, Suite 900

New York, NY 10016

November 14, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Daniel L. Gordon, Branch Chief

Re:	Presidential Realty Corporation

Form 10-K for the fiscal year ended December 31, 2011

Filed April 17, 2012

SEC File No. 001-08594

Dear Mr. Gordon:

This letter is in response to the comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated August 24, 2012 (the “Comment Letter”) to Alexander Ludwig, the President and Chief Operating Officer of Presidential Realty Corporation (“we”, “our”, “Presidential” or the “Company”). The Staff issued the Comment Letter in connection with our filing on April 17, 2012 of the Company’s Form 10-K for the fiscal year ended December 31, 2011 (the “Form 10-K). In order to facilitate your review, the Staff’s comment, reproduced below, is followed by our response to the comment.

Form 10-Q for the quarterly period ended March 31, 2012

8. Commitments, Contingencies and Related parties, page 14

1.	We have reviewed your response to our prior comment 1, and note your disclosure that the possible exposure beyond your investment in the Hato Rey Partnership is 100% of the amounts of all guarantees, as discussed in your response. In your next Form 10-Q, please disclose the amount or range of reasonably possible loss under these guarantees, as that term is defined in ASC 450, and provide us with your proposed disclosure.

If you determine that it is possible that you could incur losses under these guarantees, but conclude that you cannot estimate a range of reasonably possible losses, please disclose this fact in your next Form 10-Q in accordance with ASC 450. In addition, if you cannot estimate a range, please supplementally provide an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure, quantify the maximum loss under these guarantees, and explain why a range of reasonably possible loss cannot be determined.

Response: Please note that the Company has concluded that the likelihood that the Company would be found liable under the subject guarantees is remote. Accordingly, the Company has revised its disclosure in subpart 4 of Note 8. Commitments, Contingencies and Related Parties in its quarterly report on Form 10-Q for the period ended September 30, 2012 with respect to the Hato Rey Partnership litigation matter to read as follows:

“The lender has not asserted any claims against the Company other than those asserted under the guarantees as referenced above. The Company believes that the likelihood that the Company will be held liable for the claims asserted under the guarantees is remote.”

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If any member of the Staff should have any questions regarding the Form 10-K or our response to the Comment Letter, please do not hesitate to contact Pamela Flaherty of Blank Rome LLP, our outside U.S. legal counsel, at 212.885.5174 (fax 917.332.3733).

Very truly yours,

PRESIDENTIAL REALTY CORP.

By:	/s/ Alexander Ludwig
Alexander Ludwig
President